

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Jeffrey Parker
Chief Executive Officer
PARKERVISION INC
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

> **Re: PARKERVISION INC**
> **Registration Statement on Form S-3**
> **Filed May 20, 2025**
> **File No. 333-287427**

Dear Jeffrey Parker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Paul Lucido